UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number 1-34694

VEON Ltd.

(Translation of registrant’s name into English)

Index Tower (East Tower), Unit 1703, Dubai (DIFC), United Arab Emirates

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ☐.

Information contained in this report

On May 18, 2026, the Registrant issued a press release, a copy of which is furnished hereto as Exhibit 99.1. The Registrant is additionally furnishing herewith a copy of the announcement issued on the Luxembourg Stock Exchange concerning the launch of a tender offer for its outstanding notes due 2027 as Exhibit 99.2 and certain operating and financial data as Exhibit 99.3.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release, dated May 18, 2026 (Bond and Tender Offer)
99.2	Tender Offer Launch Announcement, dated May 18, 2026
99.3	Certain Operating and Financial Data

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: May 18, 2026

	By:	/s/ Sebastian Rice
	Name:	Sebastian Rice
	Title:	Group General Counsel

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